

May 15, 2013

<u>Via E-mail</u>
Pamela K. Knous
Chief Financial Officer
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

      Re: **Chico's FAS, Inc.**
               Form 10-K for Fiscal Year Ended January 28, 2012
               Filed March 21, 2012
               File No. 001-16435

Dear Ms. Knous:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/Tia L. Jenkins

                                     Tia L. Jenkins
                                     Senior Assistant Chief Accountant
                                     Office of Beverages, Apparel, and Mining